News Release
B2Gold Reports First Quarter 2012 Financial Results
Gold Production at both La Libertad and Limon Mines Exceeded Projections
Operating Cash Cost at La Libertad Mine $107 Per Ounce of Gold Below Budget

Vancouver, May 14, 2012 – B2Gold Corp. (TSX: BTO, OTCQX:BGLPF) (“B2Gold” or the “Company”) reports its results from its operations for the first quarter ended March 31, 2012. All dollar figures are in United States dollars unless otherwise indicated.

2012 First Quarter Results Highlights

  Gold production of 34,602 ounces, exceeding first quarter budget of 32,461 ounces
  Adjusted net earnings (1) of $20.7 million ($0.05 per share), an increase of approximately 20% over the first quarter of 2011
  Consolidated operating cash cost of $587 per ounce of gold, below first quarter budget of $669 per ounce of gold
  Cash flow from operations of $27.1 million ($0.07 per share)
  Gold revenue of $63.9 million
  Gold sales of 37,853 ounces
  Cash and cash equivalents of $97.7 million at quarter end

Financial Results

B2Gold reported adjusted net earnings (1) for the quarter, of $20.7 million ($0.05 per share) compared to $17.3 million ($0.05 per share) in the same period of 2011. Adjusted net income in the first quarter of 2012 was calculated by excluding a non-cash deferred income tax expense of $2.7 million ($6.1 million in 2011), non-cash share-based compensation expense of $3.9 million ($0.6 million in 2011) and foreign exchange gains of $0.4 million ($0.8 million gain in 2011).

Cash flow from operating activities for the first quarter of 2012 was $27.1 million ($0.07 per share), compared to $24.8 million ($0.07 per share) in the first quarter of 2011, representing an increase of 9%.

The increase reflects the Company’s continued strong operating performance and strength in gold prices, partially offset by an accrual for current income taxes of $3.7 million relating to the Nicaraguan operations. The Company will be entitled to use Nicaraguan refundable value added tax receivables to reduce the amount payable when the current taxes become due. As a result, the Company remained in a strong financial position with $97.7 million in cash as at March 31, 2012.

For the first quarter of 2012, the Company reported EBITDA of $32.6 million compared to $27.9 million in the equivalent period of 2011, an increase of 17% over 2011. The increase is mainly due to higher gold sales revenue.

For the first quarter of 2012, the Company generated (GAAP) net income of $14.5 million ($0.04 per share) compared to $11.4 million ($0.03 per share) in the equivalent period of 2011, an increase of 27.2% over 2011.

(1)	Adjusted earnings is a non GAAP measure and consists of net earnings, adjusted to exclude deferred income taxes, stock based compensation and foreign exchange gain/losses.

Gold Revenue

Gold revenue for the first quarter of 2012 was $63.9 million on sales of 37,853 ounces at an average price of $1,687 per ounce compared to $53.5 million on sales of 38,754 ounces at an average price of $1,381 per ounce in the 2011 first quarter. Gold revenue increased by approximately 20% compared to the corresponding quarter in 2011, mainly due to higher realized prices for gold.

In the first quarter, La Libertad Mine accounted for $44 million of gold revenue from the sale of 26,188 ounces while $19.8 million was contributed by the Limon Mine from the sale of 11,665 ounces.

Liquidity and Capital Resources

The Company ended the first quarter of 2012 with cash and cash equivalents of $97.7 million compared to cash and cash equivalents of $102.3 million at December 31, 2011 and $76.8 million at March 31, 2011. Working capital at March 31, 2012 was $118.2 million compared to working capital of $119.2 million at December 31, 2011 and $89.3 million at March 31, 2011. B2Gold has no debt and no gold hedging. The Company believes that it will be able to self-finance its planned capital and exploration expenditures for 2012 by using its mine operating cash flows and strong cash position. The Company also has $25 million available for draw down under the Credit Facility with Macquarie Bank Limited.

Operations

The Company’s consolidated gold production during the first quarter of 2012 was 34,602 ounces at an operating cash cost of $587 per ounce compared to 34,733 ounces produced over the same period last year at an operating cash cost of $531 per ounce (and to budget of 32,461 ounces at an operating cash cost of $669 per ounce).

B2Gold maintains its production and cost guidance for 2012 and is forecasting another record year for gold production in 2012. Consolidated production from La Libertad and Limon Mines is estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. Average operating cash costs have been budgeted to be approximately 10% higher in 2012 compared to 2011 primarily due to a temporary higher strip ratio at La Libertad in 2012 and higher consumables and power costs.

Cash operating costs are expected to improve and production to increase in 2013 and 2014 over 2012 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. The Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 ounces in 2014. Cash from mining operations, based on an average price of $1,550 per ounce of gold, is projected at approximately $140 million in 2012, $170 million in 2013 and $200 million in 2014 leaving the Company in the position to internally finance production growth.

La Libertad Mine, Nicaragua (B2Gold 100%)

La Libertad open pit Mine had an excellent first quarter producing 24,246 ounces of gold at an operating cash cost of $498 per ounce and a total cash cost of $585 per ounce from 504,953 tonnes of ore milled at an average grade of 1.64 grams per tonne (“g/t”). This compares to the budget of 22,223 ounces at an operating cash cost of $605 per ounce. La Libertad Mine operating cash costs were $107 per ounce below budget.

Gold production in the first quarter was higher than budget mainly due to a higher gold grade of 1.64 g/t versus the budget of 1.52 g/t and to a lesser extent slightly improved mill throughput of 5,549 tonnes of ore per day versus the budget of 5,521 tonnes of ore per day and higher gold recoveries of 91.8% compared to the budget of 90.4% .

The per ounce operating cash cost for La Libertad in the first quarter were mainly due to gold production exceeding budget by 2,023 ounces or 9% during the period. Also contributing to significantly lower cash costs was a larger than expected credit to operating costs relating to higher silver production and realized silver prices (the silver credit was approximately $0.8 million greater than budget) as well as a lower strip ratio during the quarter.

Gold production from Libertad is expected to increase quarter over quarter in 2012 as higher grade ore from the new Santa Maria pit enters the mine plan as well as higher grade colluvial material from Jabali (replacing the processing of lower grade spent ore).

La Libertad Mine is forecast to produce approximately 102,000 to 110,000 ounces of gold in 2012 at an operating cash cost of approximately $550 to $575 per ounce. Cash from mine operations at La Libertad Mine is projected at approximately $100 million (at $1,550 per ounce gold price). Operating cash costs are expected to increase compared to 2011 due to a higher strip ratio resulting from accessing higher grade ore from a new pit called Santa Maria. Power costs and consumables are also budgeted to increase by approximately 10%. Partially offsetting these higher costs will be an increase to the average grade milled to 1.77 grams g/t gold in 2012 compared to 1.72 g/t gold in 2011.

The Company has budgeted capital costs at La Libertad in 2012, totaling approximately $25.6 million. The majority of this capital cost will be expended on pre-stripping at the Santa Maria pit and to access future ore by enlarging existing pits and completing a tailings pond expansion.

The 2012 budget for the development of the Jabali deposit is approximately $23.9 million. This budget will fund the construction of a haul road for transporting the Jabali deposit ore to the Libertad mill, and for engineering, metallurgical and socio-economic programs. The permitting of the Jabali deposit is scheduled for completion in the third quarter and open pit mining is scheduled to commence in the fourth quarter of 2012.

The Company recently announced an update of its mineral resources as at December 31, 2011 for Jabali (see news release dated April 5, 2012). Based on the successful 2011 exploration and infill drilling programs, the Company reported an increase in mineral resources at Libertad for the Jabali deposit. The most significant increase is in indicated mineral resources as a result of infill drilling converting mineral resources from the inferred category.

The new mineral resource for the Jabali Antenna and Central zones, is reported within a $1,350 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.70 g/t gold. As a result, the in pit indicated mineral resource is 4.19 million tonnes at a grade of 3.39 g/t gold containing 456,863 ounces of gold and inferred mineral resources is 1.89 million tonnes at a grade of 3.06 g/t gold containing 186,610 ounces of gold. This is considerably higher grade than the current average grade of 1.77 g/t ore currently being processed at La Libertad.

The discovery of the higher grade Jabali zones is a great example of the value that effective exploration can create. These higher grade zones located a short truck haul from La Libertad mill will allow us to increase the grade of the mill feed thereby providing significantly more gold annually from the same tonnage of ore. With the commencement of hard rock mining at Jabali in late 2012, subject to a final mine plan and permit, we are projecting La Libertad annual gold production to increase to 135,000 ounces in 2013 and to 150,000 ounces per year commencing in 2014.

At Jabali, the Company plans to expend $4 million to drill 5,500 metres in 2012 to complete infill drilling of the Jabali Antenna Zone and further explore deposits that are open to the east and west.

An additional $3 million has been budgeted in 2012 to fund further drilling to explore the 20 km long Libertad gold belt. Further drill results will be released during the year.

Limon Mine, Nicaragua (B2Gold 95%)

The Limon open pit and underground Mine continued to perform well in the first quarter producing 10,356 ounces of gold at an operating cash cost of $796 per ounce and a total cash cost of $902 per ounce from 96,087 tonnes of ore milled at an average grade of 3.71 g/t at a processed gold recovery of 90.6%, compared to budget of 10,238 ounces at an operating cash cost of $808 per ounce.

The higher than budgeted production and lower than budgeted cash costs were primarily the result of processing more tonnes than budget combined with improved gold recoveries and partially offset by a slightly lower grade than budget. Similarly to the Libertad mine, Limon production is budgeted to increase in subsequent quarters in 2012 and cash operating costs are expected to decrease from those in the first quarter.

The Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold in 2012 at an operating cash cost of approximately $700 to $725 per ounce of gold. Cash from mine operations at Limon is projected at approximately $40 million (at $1,550 per ounce gold price). Operating cash costs for 2012 are budgeted to be similar to 2011 despite increasing costs for consumables and power. The Limon mine is budgeted to process 408,000 tonnes of ore at an average grade of 4.24 g/t gold. Mill throughput capacity has increased to over 1,100 tonnes of ore per day due to automation and process improvements made to the mill in 2011 and, is the main reason for increased gold production.

The Company plans to undertake capital expenditures at the Limon Mine in 2012 totaling approximately $19 million. The majority of this capital expenditure will fund a major underground mine development program and capacity expansion of the tailings pond. The underground development work will access deeper ore at the Santa Pancha vein, which should add approximately three years of production. Capital expenditures for 2013 are expected to be lower as the tailings pond work in 2012 will add approximately 5 years to its storage capacity.

Exploration continues on the Limon property with two drill rigs exploring both near surface and underground targets with the goal of increasing the current five year mine life and testing higher grade targets.

The 2012 exploration budget at the Limon property totals $4.6 million, funding 14,000 metres of drilling to explore numerous open pit and underground targets on the property. The Company’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially increase annual gold production and reduce operating costs per ounce of gold.

Health, Safety, Environmental and Corporate Social Responsibility

In the first quarter the Company completed two water wells for communities around the Limon Mine, constructed a foot bridge, a preschool, and instituted an exciting project to promote small business development. In La Libertad, construction was completed for the new, sheltered outdoor sport centre that can double as a community meeting area, continued with the reforestation project (100,000 trees this year) and completed the first stage of the project in rebuilding the `Los Pipitos` centre for challenged children. Projects continued in support of development of new worker housing and road preparation and repair in the town.

In Santo Domingo, B2Gold inaugurated a facility that will serve to accommodate visiting/rotating medical staff, and in another area provide support for single mothers. Construction also began on the new municipal building.

B2Gold is particularly proud of the advances that have been made in designing and implementing a new sanitary landfill, which uses a bio-treatment facility to treat leachate. As part of the program the Company has provided the town with a garbage truck and have set up a pilot project for recycling, with the plan to grow into a self-sustaining business.

At the national level, in Managua, the construction commitment was completed for Las Brisas School, which ensures clean lunch facilities for children attending school in the barrio. Other projects included support for another school Gabriela Mistral in infrastructure improvements and initiation of a new undertaking with Fundacion Juan Pablo II to create an occupational training and medical services facility for single mothers.

The annual Telethon, which provides funding for programs to provide assistance to children in Nicaragua, was the recipient of a corporate donation and a large number of employees matched that sum by donating one days` pay to Telethon.

Additionally the Company is providing ongoing support for numerous charities and institutions. This work continues to touch many Nicaraguans, providing assistance and opportunity.

Development Projects

Otjikoto Property, Namibia

(B2Gold 92% / EVI Gold 8%)

Late in 2011, the Company completed the acquisition of a 92% interest in the Otjikoto project in Namibia, by completing a business combination with Auryx Gold whereby we acquired all of their shares in exchange for B2Gold shares.

B2Gold is conducting an aggressive 2012 feasibility and development budget of $34.6 million to complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto gold project. Feasibility work will include additional metallurgical drilling and test work, power studies and geohydrology. Based on current assumptions the Company expects to commence commercial production at Otjikoto in early 2015.

B2Gold, along with Auryx Namibia's experienced staff, is well placed to advance development at the Otjikoto gold project given B2Gold's strong funding capacity and a management team with significant mine development and operating experience.

A further $8.9 million has been budgeted in 2012 for exploration of which $4.3 million relates to 16,150 metres of feasibility study drilling. Another 2,500 metres of drilling will be carried out to explore beyond the current resource at the Otjikoto gold project. Regional exploration work will also be conducted on the surrounding area. The Company’s exploration team believes there is significant exploration upside at the Otjikoto gold project.

Gramalote Property, Colombia

(B2Gold 49% / AngloGold Ashanti Limited (“AngloGold”) 51%)

B2Gold and AngloGold are funding pro rata a 2012 joint venture prefeasibility and exploration budget of $36.9 million (100%) for the Gramalote property, located 80 kilometres northeast of Medellin in Central Colombia. This budget will fund 21,700 metres of diamond drilling for the exploration of additional targets on the property, and infill drilling. In addition, the budget will fund prefeasibility work including additional environmental studies, metallurgical test work and engineering. Each joint venture partner will fund their share of expenditures pro rata. A prefeasibility study is scheduled to be completed in in the third quarter of 2012 and a final feasibility study is scheduled to be completed in the fourth quarter of 2013.

The Company believes the Gramalote project has the potential to become a large scale open pit gold mine producing between 300,000 and 400,000 ounces per year, commencing in 2016.

Exploration

In addition to the exploration programs mentioned above, the Company is undertaking further exploration programs on the Radius Gold property and Calibre Mining joint venture property in Nicaragua and the Cebollati property in Uruguay.

In total, B2Gold's combined 2012 exploration budgets is approximately $31.8 million used to fund approximately 61,000 metres of drilling. Further exploration results will be released as they become available.

Outlook

In conclusion, given our proven technical team; strong operational and financial performance; and high quality development and exploration projects, B2Gold is well positioned to continue our growth as an intermediate gold producer from existing projects. Based on current assumptions the Company is projecting gold production to grow to over 450,000 ounces per year by 2016. With our strong cash position and impressive projected cash from mining operations, we can continue to fund all of our planned development, exploration and capital expenditures in 2012 without requiring external funding, and end the year in a strong financial position. In addition, the Company will continue to pursue accretive acquisitions and carry out our aggressive exploration programs.

Conference Call Details

B2Gold will host a conference call and webcast to discuss the first quarter results on Monday, May 14, 2012 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 877-240-9772 prior to the scheduled start time. A playback version of the call will be available for one week after the call by dialing at 905-694-9451 or toll free 800-408-3053 (pass code: 1803614). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2012	2011

Gold revenue	$63,873	$53,501

Cost of sales

Production costs	(22,336)	(20,540)
Depreciation and depletion	(6,618)	(6,044)
Royalties and production taxes	(3,215)	(2,739)

Total cost of sales	(32,169)	(29,323)

Gross profit	31,704	24,178

General and administrative	(4,353)	(5,605)
Share-based payments	(3,864)	(570)
Accretion of mine restoration provisions	(446)	(298)
Foreign exchange gains	432	822
Other	(328)	431

Operating income	23,145	18,958

Interest and financing costs	-	(420)
Community relations	(901)	(578)
Other	102	463

Income before withholding and other taxes	22,346	18,423

Current income and withholding taxes	(5,066)	(915)
Deferred income tax	(2,734)	(6,097)

Net income for the period	$14,546	$11,411

Attributable to:
Shareholders of the Company	$14,546	$11,411
Non-controlling interests	-	-

Net income for the period	$14,546	$11,411

Earnings per share (attributable to shareholders of the Company)
Basic	$0.04	$0.03
Diluted	$0.04	$0.03

Weighted average number of common shares outstanding (in thousands)
Basic	379,679	333,043
Diluted	388,489	341,443

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2012	2011

Operating activities

Net income for the period	$14,546	$11,411
Mine restoration provisions settled	(1,640)	(242)
Non-cash charges (credits)
Depreciation and depletion	6,618	6,044
Deferred income tax expense	2,734	6,097
Share based payments	3,864	570
Accretion of mine restoration provisions	446	298
Amortization of deferred financing costs	-	358
Other	498	229

Cash provided by operating activities before changes in non-cash working capital	27,066	24,765

Changes in non-cash working capital	(1,759)	1,362

Cash provided by operating activities after changes in non-cash working capital	25,307	26,127

Financing activities

Common shares issued for cash (Note 5)	3,625	871
Interest and commitment fees paid	(64)	(111)

Cash provided by financing activities	3,561	760

Investing activities

Libertad Mine, development and sustaining capital	(7,108)	(7,755)
Libertad Mine, Jabali development	(1,515)	-
Libertad, exploration	(2,460)	(1,245)
Limon Mine, development and sustaining capital	(7,821)	(4,360)
Limon Mine, exploration	(1,125)	(759)
Otjikoto, exploration and development	(7,112)	-
Gramalote, exploration and development	(3,639)	(3,377)
Cebollati, exploration	(818)	(851)
Mocoa, exploration	(633)	(48)
Radius, exploration	(582)	(405)
Calibre, exploration	(575)	(368)
Other	(24)	(926)

Cash used in investing activities	(33,412)	(20,094)

Increase (decrease) in cash and cash equivalents	(4,544)	6,793

Cash and cash equivalents, beginning of period	102,292	70,012

Cash and cash equivalents, end of period	$97,748	$76,805

Supplementary cash flow information (Note 6)

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	March 31,	December 31,
	2012	2011

Assets
Current
Cash and cash equivalents	$97,748	$102,292
Accounts receivable and prepaids	6,066	6,372
Value-added and other tax receivables	15,473	14,149
Inventories (Note 3)	27,290	26,695
	146,577	149,508
Mining interests (Note 4 and Note 10 - Schedules)	443,018	412,537
Other assets	1,081	996
	$590,676	$563,041
Liabilities
Current
Accounts payable and accrued liabilities	$18,821	$22,610
Current taxes payable	8,135	6,254
Current portion of mine restoration provisions	1,370	1,376
Related party loans	81	81
	28,407	30,321

Mine restoration provisions	25,544	26,731
Deferred income taxes	29,372	26,638
Employee benefits accrual	4,399	4,017
	87,722	87,707
Equity
Shareholders’ equity
Share capital (Note 5)
Issued: - 384,738,307 common shares (Dec 31, 2011 – 382,494,656)	439,972	435,048
Contributed surplus (Note 5)	26,548	22,712
Accumulated other comprehensive income	4,147	-
Retained earnings	28,177	13,631
	498,844	471,391
Non-controlling interests	4,110	3,943
	502,954	475,334
	$590,676	$563,041

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

		2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

	$435,048	$22,712	$13,631	$-	$3,943	$475,334
Balance at December 31, 2011

January 1, 2012 to March 31, 2012:
Net income for the period	-	-	14,546	-	-	14,546
Cumulative translation adjustment	-	-	-	4,147	167	4,314
Shares issued for cash:
Exercise of stock options	2,896	-	-	-	-	2,896
Exercise of warrants	729	-	-	-	-	729
Share based payments - expensed	-	3,864	-	-	-	3,864
Share based payments – capitalized to mining interests	-	1,271	-	-	-	1,271
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	1,299	(1,299)	-	-	-	-

Balance at March 31, 2012	$439,972	$26,548	$28,177	$4,147	$4,110	$502,954

		2011

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

	$312,829	$19,971	$(42,669)	$-	$-	$290,131
Balance at December 31, 2010

January 1, 2011 to March 31, 2011:
Net income for the period	-	-	11,411	-	-	11,411
Shares issued for cash:
Exercise of stock options	871	-	-	-	-	871
Share based payments - expensed	-	570	-	-	-	570
Share based payments – capitalized to mining interests	-	72	-	-	-	72
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	381	(381)	-	-	-	-

Balance at March 31, 2011	$314,081	$20,232	$(31,258)	$-	$-	$303,055

April 1, 2011 to December 31, 2011:
Net income for the period	-	-	44,889	-	-	44,889
Shares issued for Auryx Gold	107,435	-	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	5,037	-	-	-	-	5,037
Exercise of warrants	2,014	-	-	-	-	2,014
Incentive Plan	21	-	-	-	-	21
Shares issued for finder’s fee	150	-	-	-	-	150
Share based payments - expensed	-	5,620	-	-	-	5,620
Share based payments – capitalized to mining interests	-	409	-	-	-	409
Stock options & warrants issued on Auryx Gold acquisition	-	4,943	-	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition	-	-	-	-	3,943	3,943
Tax on expired warrants	-	(2,182)	-	-	-	(2,182)
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	6,310	(6,310)	-	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334